May 27, 2005

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Erie Family Life Insurance Company Form 10-K for the Year Ended December 31, 2004 Form 10-Q for the Quarter Ended March 31, 2005 File No. 002-39458

Dear Mr. Rosenberg:

The purpose of this letter is to respond on behalf of Erie Family Life Insurance Company (the “Company”) to the Securities and Exchange Commission’s (the “Commission”) May 6, 2005 comment letter. That comment letter outlines recommendations concerning disclosure of certain items in the Company’s filings with the Commission and requests supplemental information on other items. The numbered paragraphs of this letter correspond to the numbered paragraphs in the Commission’s comment letter.

It is the Company’s intention to file its amended Form 10-K and 10-Q with the updated disclosures noted below as soon as practical, but not later than June 15, 2005.

Form 10-K for the fiscal year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

1.	The Company’s Form 10-K currently includes a discussion of recently issued accounting literature that has yet to be implemented with potential future impacts in its Notes to Financial Statements. EITF 03-1, The Meaning of Other-than-Temporary Impairment and its Application to Certain Investments is discussed in Footnote 3, “Significant Accounting Policies – Investments” where the Company’s current policy for reviewing investments for other-than-temporary impairment is discussed. As noted in the footnote, the Company currently meets the disclosure requirements of this statement; however, until finalized, the Company cannot assess the impact of EITF 03-1 on its financial condition or results of operations. The Company believes this is the only recently issued accounting literature, that has yet to be finalized, that could potentially impact financial reporting of the Company. The Company believes the footnotes to be an appropriate place for disclosure relative to this EITF but will consider disclosures in the MD&A for recently issued accounting literature in the future.

Critical Accounting Estimates, pages 12-14

2.	With regard to the Company’s investment valuation disclosure, the Company believes its current disclosure is appropriate. Some uncertainty is introduced into the Company’s financial statements by virtue of the fact that quoted market prices are unavailable for a small number of the Company’s debt or equity securities. Internal valuation techniques using customary methods were used to derive the value of these securities recorded at that date. At December 31, 2004 the Company’s internally valued securities amounted to 1% of its total invested assets. The Company holds no equity securities nor are any of its limited partnership positions in private equity funds. Consequently, the Company believes the significant accounting estimates required by Release 33-8350 are sufficiently disclosed given the fact that (1) the uncertainty introduced is insignificant and (2) the critical estimates of the Company related to investment valuation are discussed as they pertain to the Company’s evaluation of other-than-temporary impairments. The Company will consider expanded disclosure in its future Form 10-K filing to discuss in greater detail the events that could impact the valuation of its securities to the extent this becomes a material item.

After consideration of the staff’s comments, the Company believes expanded discussion of factors affecting the estimates to policy acquisition costs and insurance liabilities may be warranted. Additional disclosures will be included in its amended Form 10-K filing for the year ended December 31, 2004.

Results of Operations

Revenues

3.	After consideration of the staff’s comment, the Company agrees that further discussion may be helpful to the readers’ understanding of the Company’s changes in annuity deposits for the year ended December 31, 2004, which was caused by previously disclosed changes in credited interest rates, and its declines in direct new premiums on traditional life insurance policies for the quarter ended March 31, 2005. Therefore, the Company will include further discussion in its amendments to its Form 10-K and Form 10-Q filings.

Liquidity and Capital Resources, Contractual Obligations, page 20

4.	The Company will revise its current table presentation in its amended Form 10-K filing to display gross and net contractual obligations that the Company believes to be appropriate.

Factors that may affect future results

Implementation of the new valuation system, page 22

5.	The implementation of the new valuation system could result in changes to recorded reserve estimates since the basis of the estimates in the new system will differ from (be more refined than) the old systems. The refinements accommodated under the new system include an ability to evaluate reserves and deferred policy acquisition costs (“DAC”) balances on a policy-by-policy basis as opposed to a modeled-cell basis. The ability to incorporate detailed assumptions into the new system greatly exceeds such capability under the old systems. In addition, the rounding methods used to calculate discrete reserve amounts also differ between systems.

The disclosure was made to alert the reader to the possibility of these differences as the new system is implemented for reporting under Generally Accepted Accounting Principles (“GAAP”). However, until the GAAP implementation is complete, the Company cannot reasonably predict the impact of implementation nor the characterization of adjustments caused by the conversion to the new system under GAAP.

Financial statements

Note 3. Significant accounting policies – Investments, page 36

6.	The Company did not record its unrealized gains and losses from limited partnership investments in accordance with APB No. 18, The Equity Method of Accounting for Investments in Common Stock. The annual and quarterly impacts of this change are not significant to the financial position or results of operations of the Company in any years presented in the financial statements filed with the SEC for December 31, 2004 or March 31, 2005.

Management has adopted the practice of recognizing unrealized gains and losses on limited partnership investments in income in 2005 and will incorporate further descriptive language concerning this accounting policy in the Company’s future filings.

Insurance liabilities, pages 38-39

7.	The disability income product is not a significant line of the Company’s product portfolio. Net disability premiums included in the Company’s statements of operations amounted to $0.3 million at December 31, 2004. Total disability income reserves as of December 31, 2004 were $0.8 million on a gross basis and $0.4 million net of reinsurance ceded. The net reserve represents only .03% of the total reserves and .14% of shareholders’ equity of the Company as of December 31, 2004.

Based upon the relative immateriality of the reserves to the Company’s shareholders’ equity and total reserve balance at December 31, 2004, the Company proposes removing the disclosure from Note 3 as it is not considered a Significant Accounting Policy relative to total insurance liabilities requiring separate mention.

Note 4. Investments, pages 41-45

8.	At December 31, 2004 the Company had no securities on loan; thus there would be a zero impact on the Statement of Financial Position presentation in that year. In 2003, EFL had loaned securities of $64.1 million that is not segregated in the asset section of the Statement of Financial Position but is disclosed in Note 4. The collateral related to the securities program is disclosed on the face of the Statement of Financial Position as a separate liability in 2003. The Company will segregate the securities loaned on the Statement of Financial Position in future filings when such a balance exists and it is material.

The intent of the Company in participating in another institution’s securities lending program is an extension of its investment activities. The securities on loan with the bank generate investment income (fees) for the Company. The Company’s intent in engaging in this program would cause the Company to classify these cash flows as investing activities, as currently presented, in accordance with SFAS 95, Statement of Cash Flows.

Note 5. Deferred policy acquisition costs, page 46

9.	After consideration of the staff’s comment, the Company agrees that additional discussion regarding the impact the cumulative adjustment had on its current reporting period as well as anticipated future amortization impacts on the financial results of the Company may be helpful to the readers of the financial statements. The Company will amend its Form 10-K accordingly.

Item 9A. Controls and procedures

Evaluation of Disclosure Controls and Procedures, page 60

10.	The Company will amend its 2004 Form 10-K filing to incorporate the opinion that internal controls over financial reporting are not effective. The Company will also amend its Form 10-Q for the quarter ended March 31, 2005 (originally filed April 27, 2005) to express a definitive opinion that such controls are not effective.

11.	The Company will amend its 2004 Form 10-K to incorporate revised language describing the additional procedures performed to ensure the financial statements were not materially affected by the material weakness over internal control.

Form 10-Q – March 31, 2005

Part 1 Financial Information

Item 1. Financial Statements (unaudited)

Note E – Deferred policy acquisition costs (“DAC”) asset, pages 12-13

12.	During the first quarter of 2005, as required under SFAS 97 “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”, the Company unlocked its previously estimated marginal maintenance expense allocated to universal life policies and deferred annuity contracts. As a result of unlocking this expense assumption, the DAC asset was increased and the amortization of DAC was decreased by $0.4 million. The Company periodically reviews and compares its actual experience to assumptions used. During 2005 the Company also trued up previously estimated amounts related to universal life and annuity premiums, withdrawals, interest credited, and account values in its DAC amortization models to amounts actually experienced, resulting in a $0.5 million increase in the DAC amortization. The impact from these changes to future DAC amortization is negligible.

13.	The $3.2 million increase in the liability for the future life policy benefits net of reinsurance ceded includes a $0.7 million charge related to a correction of an error in previously recorded reinsurance reserve credits. In 2005, Company personnel corrected a procedure used to record its reinsurance reserve credits. The cumulative impact of this correction is not material in the current period, nor is it material in any previous accounting period. Therefore, the Company believes its current disclosure is adequate and will not amend its Form 10-Q.

Sincerely, /s/ Philip A. Garcia Philip A. Garcia Executive Vice President & Chief Financial Officer

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